                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             July                          , 2001
                -------------------------------------------

                  Knightsbridge Tankers Limited
----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton HM 12, Bermuda
----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X         Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _______             No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the quarterly report of Knightsbridge Tankers Limited for the first quarter of 2001.


Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.






































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

Exhibit 1


                  KNIGHTSBRIDGE TANKERS LIMITED




                       FIRST QUARTER 2001
                     REPORT TO SHAREHOLDERS











































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

                                          Bermuda, April 28, 2001


To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the first quarter of 2001. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 2001.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $68,506 per day for the period January 1 through March 31, 2001. (The corresponding spot market related rate for the period January 1 through March 31, 2000, was determined to be $21,713).

Accordingly, on April 17, 2001, Shell International paid to the Company's vessel owning subsidiaries charter hire in the aggregate amount of $26,102,700 for the period January 1 through March 31, 2001. (For the period January 1 through March 31, 2000, Shell International paid charter hire at the base rate in the aggregate amount of $10,041,395).

On April 17, 2001, the Board of Directors of the Company declared a distribution to share-holders of record as of April 27, 2001, payable on or about May 11, 2001, in the amount of $1.39 per share for the period January 1 through March 31, 2001. (For the period January 1 through March 31, 2000, the distribution was $0.44 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2002, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company".
Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an


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

annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2001.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate
Blankenship in Hamilton, Bermuda (Tel: 441 295-6935, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".

Very truly yours,

Ola Lorentzon
Chairman and
Chief Executive Officer



































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

             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

Results of Operations - Three Months Ended March 31, 2001

Revenues
The Company's revenues consisted of charter hire of $26.1 million for the quarter ending March 31, 2001 compared with $10.0 million for the first quarter of 2000. This increase is due to the payment of additional hire in the first quarter of 2001 while none was paid in the first quarter of 2000.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense
Interest income of $103,138 was earned during the period compared with $32,803 in the first quarter of 2000, due to the increased cash balances arising from the increased charter hire.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $2,232,453 for the first quarter of 2001.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon the adoption of SFAS No. 133 the Company recording the fair value of its interest rate swap which is designated as a hedge against interest paid on the Company's debt. The amount recorded as a liability was $3,496,905 and an equal charge was made to other comprehensive income, which is a component of shareholders' equity. At March 31, 2001 the interest rate swap had a negative value of $6,678,437. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at March 31, 2001 was $261.1 million compared to $277.2 million at December 31, 2000. The decrease was due to net income of $19.3 million for the period January 1 through March 31, 2001 less distribution to shareholders for the fourth quarter of 2000 in the aggregate amount of $28.7 million and the recording of the fair value of the swap in other comprehensive loss.

The Company's long-term debt as of March 31, 2001 and 2000, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell



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

International, are not expected to be significantly affected by movements in currency exchange rates.



















































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

                  KNIGHTSBRIDGE TANKERS LIMITED
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                        (in U.S. Dollars)

ASSETS

Current assets                   Mar 31, 2001     Dec 31, 2000
--------------                   ------------     ------------

Cash                                  255,902          247,370
Charter hire receivable            26,102,700       31,116,700
Prepaid expenses                       46,329           16,573
                                   ----------       ----------
Total current assets               26,404,931       31,380,643

Vessels under capital
  lease, net                      367,788,557      372,186,772
Capitalized financing fees
  and expenses, net                 1,079,540        1,172,426
                                  -----------      -----------
TOTAL ASSETS                      395,273,028      404,739,841
                                  ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accrued expenses and other
  current liabilities               2,115,712        2,124,154
                                  -----------      -----------
Total current liabilities           2,115,712        2,124,154

Credit facility                   125,397,399      125,397,399
Other liabilities                   6,678,437                -



















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

Shareholders equity

Common shares, par value
  $0.01 per share:
Authorized and outstanding
  17,100,000                          171,000          171,000
Contributed capital surplus
  account                         267,588,917      273,809,543
Retained earnings                           -        3,237,745
Accumulated other
  comprehensive income             (6,678,437)               -
                                  -----------      -----------
Total shareholders equity         261,081,480      277,218,288
                                  -----------      -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY              395,273,028      404,739,841
                                  ===========      ===========




































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

                  KNIGHTSBRIDGE TANKERS LIMITED
        CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                        (in U.S. Dollars)

                                  Jan 1, 2001      Jan 1, 2000
                                -Mar 31, 2001    -Mar 31, 2000

Charter hire revenue               26,102,700       10,041,395

Operating expenses:
Depreciation of vessels
  under capital leases              4,398,215        4,398,215
Management fee                        187,500          187,500
Administration expenses                12,711           19,060
                                 ------------     ------------
                                    4,598,426        4,604,775

Net operating income               21,504,274        5,436,620


Interest income                       103,138           32,803
Interest expense                   (2,232,453)      (2,209,689)
Other financial costs                (105,330)        (147,394)
                                 ------------     ------------
                                   (2,234,645)      (2,324,280)
Net income                         19,269,629        3,112,340
                                 ============     ============


                  KNIGHTSBRIDGE TANKERS LIMITED
          CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                        (in U.S. Dollars)

                                                   Jan 1, 2001
                                                 -Mar 31, 2001

Net income                                          19,269,629

Other comprehensive loss
Loss on derivative cash flow
  hedging instrument                                (6,678,437)
                                                    ----------
Comprehensive income                                12,591,192
                                                    ==========









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

                  KNIGHTSBRIDGE TANKERS LIMITED
        CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        (in U.S. Dollars)


Cash flows from                   Jan 1, 2001      Jan 1, 2000
operating activities            -Mar 31, 2001    -Mar 31, 2000
--------------------            -------------    -------------

Net income                         19,269,629        3,112,340

Items to reconcile net
income to net cash provided
by operating activities:

Depreciation                        4,398,215        4,398,215
Amortization of capitalized
  fees and expenses                    92,886           92,886

Changes in operating assets
and liabilities:

Receivables                         4,984,244        1,738,580
Accrued expenses and other
  current liabilities                  (8,439)         (99,882)
                                  -----------      -----------
Net cash provided by operating
  activities                       28,736,535        9,242,139


Cash flows from financing
activities
-------------------------

Repayments of loan                          -       (1,681,538)
Distribution to shareholders      (28,728,000)      (7,524,000)
                                  -----------      -----------
Net cash used in financing
  activities                      (28,728,000)      (9,205,538)


Net increase in cash and
  cash equivalents                      8,535           36,601
Cash and cash equivalents
  at beginning of period              247,370           70,695
                                 ------------     ------------
Cash and cash equivalents
  at end of period                    255,905          107,296
                                 ============     ============




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

                  KNIGHTSBRIDGE TANKERS LIMITED
   CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                        (in U.S. Dollars)


                              Contributed                  Accumulated
                              Capital                      Other
                   Share      Surplus       Retained       Comprehensive
                   capital    Account       Earnings       Income           Total
                   -------    -----------   --------       -------------    -----
Balance at
Dec 31, 1999      171,000    273,809,543            -               -    273,980,543

Net income              -              -   48,723,745               -     48,723,745

Distribution
to shareholders         -              -  (45,486,000)              -    (45,486,000)
---------------------------------------------------------------------------------

Balance at
Dec 31, 2000      171,000    273,809,543    3,237,745               -    277,218,288

Net income              -              -   19,269,629               -     19,269,629

Other
comprehensive
loss                                                       (6,678,437)    (6,678,437)

Distribution
to shareholder          -     (6,220,626) (22,507,374)              -    (28,728,000)
---------------------------------------------------------------------------------
Balance at
Mar 31, 2001      171,000    267,588,917            -      (6,678,437)   261,081,480
=================================================================================















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01655002.AI3

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Knightsbridge Tankers Limited
                             ---------------------------------
                                  (Registrant)




Date     July 6, 2001        By   /s/ Kate Blankenship
    -----------------------       ------------------------------
                                  Kate Blankenship
                                  Secretary


































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01655002.AI4